SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 March 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 13 March 2023
99.2	Transaction in Own Shares dated 14 March 2023
99.3	Director/PDMR Shareholding dated 14 March 2023
99.4	Transaction in Own Shares dated 15 March 2023
99.5	Transaction in Own Shares dated 16 March 2023
99.6	Transaction in Own Shares dated 17 March 2023
99.7	Transaction in Own Shares dated 20 March 2023
99.8	Transaction in Own Shares dated 21 March 2023
99.9	Transaction in Own Shares dated 22 March 2023
99.10	Transaction in Own Shares dated 23 March 2023

Exhibit No: 99.1

13 March 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	10 March 2023

Aggregate number of ordinary shares purchased:	2,951

Lowest price paid per share:	£ 54.2600

Highest price paid per share:	£ 54.9600

Average price paid per share:	£ 54.6419

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,178,415 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 2,951 (ISIN: GB00BHJYC057)

Date of purchases: 10 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,951
Highest price paid (per ordinary share)	£ 54.9600
Lowest price paid (per ordinary share)	£ 54.2600
Volume weighted average price paid(per ordinary share)	£ 54.6419

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
10/03/2023	09:32:20	GMT	9	54.9600	XLON	726803635260234
10/03/2023	09:32:20	GMT	71	54.9600	XLON	726803635260233
10/03/2023	10:02:32	GMT	7	54.7400	XLON	726803635264664
10/03/2023	10:10:07	GMT	61	54.8600	XLON	726803635265518
10/03/2023	10:32:08	GMT	85	54.9000	XLON	726803635268937
10/03/2023	10:44:29	GMT	65	54.8000	XLON	726803635270229
10/03/2023	11:13:46	GMT	72	54.6800	XLON	726803635272213
10/03/2023	11:44:30	GMT	128	54.9000	XLON	726803635274671
10/03/2023	12:33:13	GMT	75	54.8000	XLON	726803635277692
10/03/2023	12:57:19	GMT	66	54.7400	XLON	726803635279283
10/03/2023	13:17:59	GMT	81	54.6400	XLON	726803635280724
10/03/2023	13:31:59	GMT	84	54.6800	XLON	726803635282816
10/03/2023	13:35:01	GMT	81	54.6000	XLON	726803635283650
10/03/2023	13:40:14	GMT	69	54.6200	XLON	726803635284239
10/03/2023	13:49:40	GMT	10	54.8000	XLON	726803635285553
10/03/2023	13:49:40	GMT	79	54.8000	XLON	726803635285554
10/03/2023	14:06:30	GMT	73	54.6800	XLON	726803635287209
10/03/2023	14:22:03	GMT	79	54.4400	XLON	726803635288981
10/03/2023	14:30:26	GMT	72	54.5600	XLON	726803635290276
10/03/2023	14:33:28	GMT	104	54.5600	XLON	726803635291705
10/03/2023	14:37:56	GMT	72	54.5800	XLON	726803635293586
10/03/2023	14:40:07	GMT	67	54.4800	XLON	726803635294200
10/03/2023	14:43:01	GMT	64	54.3600	XLON	726803635295245
10/03/2023	14:46:14	GMT	73	54.2800	XLON	726803635296445
10/03/2023	14:50:31	GMT	75	54.2600	XLON	726803635297623
10/03/2023	14:54:26	GMT	72	54.3600	XLON	726803635298763
10/03/2023	14:58:17	GMT	65	54.3800	XLON	726803635299566
10/03/2023	15:01:34	GMT	73	54.5400	XLON	726803635300202
10/03/2023	15:08:28	GMT	88	54.6000	XLON	726803635302192
10/03/2023	15:12:28	GMT	95	54.5800	XLON	726803635302935
10/03/2023	15:21:08	GMT	93	54.5200	XLON	726803635304562
10/03/2023	15:30:49	GMT	97	54.5400	XLON	726803635306325
10/03/2023	15:36:16	GMT	79	54.6800	XLON	726803635307476
10/03/2023	15:43:10	GMT	69	54.5800	XLON	726803635308951
10/03/2023	15:53:25	GMT	102	54.6200	XLON	726803635310946
10/03/2023	16:01:20	GMT	71	54.7000	XLON	726803635311923
10/03/2023	16:07:36	GMT	90	54.7400	XLON	726803635312861
10/03/2023	16:13:55	GMT	95	54.8200	XLON	726803635314096
10/03/2023	16:26:27	GMT	84	54.8200	XLON	726803635317209
10/03/2023	16:28:01	GMT	56	54.8600	XLON	726803635317605

Exhibit No: 99.2

14 March 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	13 March 2023

Aggregate number of ordinary shares purchased:	2,984

Lowest price paid per share:	£ 53.3400

Highest price paid per share:	£ 54.4000

Average price paid per share:	£ 53.6040

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,175,431 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352

Schedule of Purchases

Shares purchased: 2,984 (ISIN: GB00BHJYC057)

Date of purchases: 13 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,984
Highest price paid (per ordinary share)	£ 54.4000
Lowest price paid (per ordinary share)	£ 53.3400
Volume weighted average price paid(per ordinary share)	£ 53.6040

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
13/03/2023	08:45:14	GMT	87	54.4000	XLON	728659061120058
13/03/2023	09:02:47	GMT	61	54.1200	XLON	728659061122619
13/03/2023	09:08:46	GMT	77	54.0400	XLON	728659061124046
13/03/2023	09:42:08	GMT	27	53.6600	XLON	728659061130017
13/03/2023	09:42:08	GMT	46	53.6600	XLON	728659061130018
13/03/2023	10:03:12	GMT	28	53.6600	XLON	728659061133002
13/03/2023	10:03:12	GMT	54	53.6600	XLON	728659061133003
13/03/2023	10:31:06	GMT	4	53.6200	XLON	728659061136118
13/03/2023	10:31:06	GMT	88	53.6200	XLON	728659061136117
13/03/2023	10:59:46	GMT	84	54.1600	XLON	728659061140050
13/03/2023	11:13:38	GMT	76	54.0200	XLON	728659061141927
13/03/2023	11:27:48	GMT	4	53.7600	XLON	728659061143447
13/03/2023	11:27:48	GMT	20	53.7600	XLON	728659061143446
13/03/2023	11:27:48	GMT	65	53.7600	XLON	728659061143445
13/03/2023	12:04:14	GMT	68	53.6000	XLON	728659061147424
13/03/2023	12:12:07	GMT	2	53.3400	XLON	728659061148437
13/03/2023	12:12:07	GMT	26	53.3400	XLON	728659061148436
13/03/2023	12:12:07	GMT	45	53.3400	XLON	728659061148435
13/03/2023	12:38:45	GMT	69	53.3800	XLON	728659061151516
13/03/2023	13:03:22	GMT	87	53.4400	XLON	728659061154697
13/03/2023	13:29:47	GMT	83	53.3800	XLON	728659061157564
13/03/2023	13:41:42	GMT	74	53.5600	XLON	728659061161179
13/03/2023	13:53:18	GMT	80	54.0000	XLON	728659061164612
13/03/2023	14:10:14	GMT	67	53.9200	XLON	728659061169019
13/03/2023	14:23:51	GMT	66	53.5800	XLON	728659061172634
13/03/2023	14:31:58	GMT	64	53.5400	XLON	728659061174451
13/03/2023	14:36:53	GMT	79	53.5800	XLON	728659061175867
13/03/2023	14:39:45	GMT	86	53.5400	XLON	728659061176567
13/03/2023	14:45:11	GMT	16	53.4800	XLON	728659061177532
13/03/2023	14:45:11	GMT	54	53.4800	XLON	728659061177533
13/03/2023	14:49:32	GMT	73	53.4600	XLON	728659061178375
13/03/2023	14:54:59	GMT	7	53.3400	XLON	728659061179619
13/03/2023	14:54:59	GMT	63	53.3400	XLON	728659061179618
13/03/2023	15:00:02	GMT	65	53.5000	XLON	728659061180945
13/03/2023	15:06:04	GMT	86	53.4400	XLON	728659061182527
13/03/2023	15:11:21	GMT	34	53.4400	XLON	728659061183735
13/03/2023	15:11:21	GMT	45	53.4400	XLON	728659061183734
13/03/2023	15:15:57	GMT	64	53.4000	XLON	728659061185236
13/03/2023	15:21:54	GMT	94	53.4600	XLON	728659061186808
13/03/2023	15:30:51	GMT	93	53.5800	XLON	728659061188637
13/03/2023	15:38:17	GMT	82	53.4400	XLON	728659061190482
13/03/2023	15:46:02	GMT	89	53.4400	XLON	728659061191939
13/03/2023	15:50:17	GMT	71	53.5600	XLON	728659061192857
13/03/2023	15:57:01	GMT	71	53.5000	XLON	728659061194430
13/03/2023	16:04:33	GMT	70	53.4400	XLON	728659061196117
13/03/2023	16:09:58	GMT	64	53.5600	XLON	728659061197239
13/03/2023	16:15:27	GMT	45	53.4800	XLON	728659061198783
13/03/2023	16:22:31	GMT	63	53.3400	XLON	728659061200795
13/03/2023	16:26:50	GMT	54	53.3400	XLON	728659061202290
13/03/2023	16:29:16	GMT	64	53.3600	XLON	728659061202957

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") announces that on 10 March 2023, the following shares were allocated, pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRs:

Name of PDMR	Number of shares
Keith Barr	6,360
Paul Edgecliffe-Johnson	4,676
Elie Maalouf	4,942
Claire Bennett	3,219*
Jolyon Bulley	3,170*
Yasmin Diamond	2,141
Nicolette Henfrey	1,406
Kenneth Macpherson	3,074*
George Turner	3,253*
*Shares subsequently sold upon vesting as also notified below.

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	6,360
d)	Aggregated information - Aggregated volume - Price - Aggregated total	6,360 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer and Group Head of Strategy
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,676
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,676 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,942
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,942 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,219
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,219 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,170
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,170 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,141
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,141 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,406
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,406 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,074
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,074 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the release of shares under the Company's 2019 Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,253
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,253 Nil consideration Nil consideration
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	Outside a trading venue

The Company has also been notified that on 10 March 2023, the following number of shares were sold upon vesting of the awards set out above, following adjustments for tax and social security withholdings, by the following PDMRs:

Name of PDMR	Number of shares sold
Claire Bennett	3,219
Jolyon Bulley	3,170
Kenneth Macpherson	3,074
George Turner	3,253

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Global Chief Customer Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£54.625471	3,219
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,219 £54.625471 £175,839.39
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China and Group Transformation Lead, Luxury & Lifestyle
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£54.625471	3,170
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,170 £54.625471 £173,162.74
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£54.625471	3,074
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,074 £54.625471 £167,918.70
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£54.625471	3,253
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,253 £54.625471 £177,696.66
e)	Date of the transaction	2023-03-10
f)	Place of the transaction	XLON

Exhibit No: 99.4

15 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	14 March 2023

Aggregate number of ordinary shares purchased:	2,926

Lowest price paid per share:	£ 53.1400

Highest price paid per share:	£ 54.8800

Average price paid per share:	£ 54.3663

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,172,505 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352

Schedule of Purchases

Shares purchased: 2,926 (ISIN: GB00BHJYC057)

Date of purchases: 14 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,926
Highest price paid (per ordinary share)	£ 54.8800
Lowest price paid (per ordinary share)	£ 53.1400
Volume weighted average price paid(per ordinary share)	£ 54.3663

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
14/03/2023	08:40:02	GMT	57	53.1400	XLON	729277536411507
14/03/2023	08:49:10	GMT	77	53.1400	XLON	729277536412548
14/03/2023	09:06:51	GMT	63	53.1800	XLON	729277536414832
14/03/2023	09:26:40	GMT	77	53.1600	XLON	729277536417268
14/03/2023	09:45:19	GMT	19	53.3000	XLON	729277536419166
14/03/2023	09:50:30	GMT	71	53.3400	XLON	729277536419644
14/03/2023	10:14:31	GMT	68	53.3000	XLON	729277536421516
14/03/2023	10:41:28	GMT	71	53.3600	XLON	729277536423384
14/03/2023	11:04:20	GMT	69	53.5400	XLON	729277536425121
14/03/2023	11:15:35	GMT	80	53.7200	XLON	729277536426188
14/03/2023	11:35:02	GMT	13	53.8000	XLON	729277536427829
14/03/2023	11:47:43	GMT	71	53.8600	XLON	729277536428678
14/03/2023	12:02:25	GMT	88	54.0200	XLON	729277536429930
14/03/2023	12:25:07	GMT	93	54.0600	XLON	729277536432156
14/03/2023	12:51:33	GMT	73	54.1200	XLON	729277536436714
14/03/2023	13:22:19	GMT	74	54.6000	XLON	729277536441478
14/03/2023	13:31:40	GMT	3	54.8200	XLON	729277536442991
14/03/2023	13:31:40	GMT	71	54.8200	XLON	729277536442990
14/03/2023	13:42:16	GMT	63	54.7400	XLON	729277536446079
14/03/2023	13:53:56	GMT	75	54.7400	XLON	729277536449293
14/03/2023	14:07:09	GMT	73	54.7600	XLON	729277536451978
14/03/2023	14:20:11	GMT	68	54.6400	XLON	729277536455217
14/03/2023	14:31:54	GMT	72	54.8400	XLON	729277536456994
14/03/2023	14:35:52	GMT	68	54.7800	XLON	729277536457698
14/03/2023	14:39:49	GMT	88	54.7800	XLON	729277536458482
14/03/2023	14:44:37	GMT	70	54.7600	XLON	729277536459103
14/03/2023	14:50:29	GMT	84	54.7800	XLON	729277536459869
14/03/2023	14:56:21	GMT	27	54.7000	XLON	729277536461041
14/03/2023	14:56:21	GMT	70	54.7000	XLON	729277536461042
14/03/2023	15:04:45	GMT	27	54.7200	XLON	729277536462560
14/03/2023	15:04:45	GMT	46	54.7200	XLON	729277536462559
14/03/2023	15:11:02	GMT	23	54.8000	XLON	729277536463593
14/03/2023	15:11:02	GMT	79	54.8000	XLON	729277536463594
14/03/2023	15:15:47	GMT	81	54.8000	XLON	729277536464212
14/03/2023	15:21:00	GMT	68	54.8000	XLON	729277536465514
14/03/2023	15:26:41	GMT	66	54.8800	XLON	729277536466292
14/03/2023	15:33:10	GMT	71	54.8200	XLON	729277536467466
14/03/2023	15:42:02	GMT	98	54.8200	XLON	729277536468897
14/03/2023	15:47:37	GMT	91	54.7800	XLON	729277536469766
14/03/2023	15:55:12	GMT	72	54.8400	XLON	729277536470756
14/03/2023	16:06:03	GMT	73	54.8200	XLON	729277536472208
14/03/2023	16:13:34	GMT	78	54.8800	XLON	729277536473316
14/03/2023	16:19:13	GMT	17	54.8600	XLON	729277536474302
14/03/2023	16:23:54	GMT	31	54.8000	XLON	729277536475322
14/03/2023	16:26:20	GMT	18	54.7600	XLON	729277536476141
14/03/2023	16:26:20	GMT	91	54.7600	XLON	729277536476142

Exhibit No: 99.5

16 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	15 March 2023

Aggregate number of ordinary shares purchased:	3,000

Lowest price paid per share:	£ 51.8600

Highest price paid per share:	£ 54.0000

Average price paid per share:	£ 52.5447

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,169,505 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 3,000 (ISIN: GB00BHJYC057)

Date of purchases: 15 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,000
Highest price paid (per ordinary share)	£ 54.0000
Lowest price paid (per ordinary share)	£ 51.8600
Volume weighted average price paid(per ordinary share)	£ 52.5447

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
15/03/2023	08:36:01	GMT	84	53.7800	XLON	729896011700203
15/03/2023	08:46:04	GMT	67	54.0000	XLON	729896011701243
15/03/2023	09:18:02	GMT	93	53.4600	XLON	729896011704935
15/03/2023	09:30:42	GMT	67	53.1400	XLON	729896011706391
15/03/2023	09:51:20	GMT	65	53.2000	XLON	729896011709075
15/03/2023	10:14:24	GMT	72	52.7200	XLON	729896011711854
15/03/2023	10:29:40	GMT	70	52.5000	XLON	729896011714207
15/03/2023	10:53:14	GMT	63	52.2000	XLON	729896011717886
15/03/2023	11:10:03	GMT	71	52.3400	XLON	729896011720082
15/03/2023	11:34:56	GMT	71	52.2000	XLON	729896011722926
15/03/2023	11:56:33	GMT	73	52.1200	XLON	729896011726074
15/03/2023	12:18:18	GMT	82	52.2000	XLON	729896011728853
15/03/2023	12:31:01	GMT	10	52.2000	XLON	729896011730923
15/03/2023	12:31:01	GMT	10	52.2000	XLON	729896011730924
15/03/2023	12:45:22	GMT	73	51.8600	XLON	729896011732926
15/03/2023	13:11:36	GMT	72	51.9400	XLON	729896011736232
15/03/2023	13:29:41	GMT	76	52.1000	XLON	729896011739347
15/03/2023	13:35:52	GMT	73	52.3200	XLON	729896011741370
15/03/2023	13:49:04	GMT	63	52.5000	XLON	729896011745605
15/03/2023	13:59:53	GMT	67	52.2400	XLON	729896011747778
15/03/2023	14:11:48	GMT	78	52.4400	XLON	729896011750666
15/03/2023	14:25:13	GMT	62	52.4800	XLON	729896011753404
15/03/2023	14:32:16	GMT	62	52.4200	XLON	729896011754754
15/03/2023	14:37:14	GMT	85	52.3000	XLON	729896011755941
15/03/2023	14:44:04	GMT	90	52.4000	XLON	729896011757264
15/03/2023	14:46:52	GMT	63	52.5000	XLON	729896011757797
15/03/2023	14:52:38	GMT	84	52.4200	XLON	729896011759333
15/03/2023	14:58:24	GMT	13	52.5000	XLON	729896011760365
15/03/2023	14:58:24	GMT	52	52.5000	XLON	729896011760364
15/03/2023	15:02:10	GMT	66	52.5800	XLON	729896011761029
15/03/2023	15:08:58	GMT	91	52.5600	XLON	729896011762423
15/03/2023	15:13:29	GMT	61	52.5600	XLON	729896011763362
15/03/2023	15:17:51	GMT	73	52.6000	XLON	729896011764147
15/03/2023	15:23:09	GMT	63	52.5600	XLON	729896011765281
15/03/2023	15:30:36	GMT	83	52.5800	XLON	729896011766780
15/03/2023	15:36:36	GMT	84	52.5400	XLON	729896011767699
15/03/2023	15:48:47	GMT	76	52.7400	XLON	729896011770081
15/03/2023	15:54:35	GMT	108	52.6000	XLON	729896011771242
15/03/2023	16:01:49	GMT	5	52.5600	XLON	729896011772508
15/03/2023	16:01:49	GMT	76	52.5600	XLON	729896011772506
15/03/2023	16:09:30	GMT	77	52.3800	XLON	729896011774338
15/03/2023	16:16:46	GMT	64	52.5000	XLON	729896011776072
15/03/2023	16:26:13	GMT	42	52.3400	XLON	729896011778996
15/03/2023	16:26:13	GMT	43	52.3400	XLON	729896011778997
15/03/2023	16:28:53	GMT	3	52.3200	XLON	729896011780349
15/03/2023	16:29:16	GMT	18	52.3400	XLON	729896011780481
15/03/2023	16:29:16	GMT	32	52.3400	XLON	729896011780482
15/03/2023	16:29:47	GMT	8	52.3400	XLON	729896011780720
15/03/2023	16:29:47	GMT	16	52.3400	XLON	729896011780719

Exhibit No: 99.6

17 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	16 March 2023

Aggregate number of ordinary shares purchased:	2,973

Lowest price paid per share:	£ 52.3600

Highest price paid per share:	£ 53.7400

Average price paid per share:	£ 53.0668

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,166,532 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);  Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 2,973 (ISIN: GB00BHJYC057)

Date of purchases: 16 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,973
Highest price paid (per ordinary share)	£ 53.7400
Lowest price paid (per ordinary share)	£ 52.3600
Volume weighted average price paid(per ordinary share)	£ 53.0668

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
16/03/2023	08:48:22	GMT	90	52.7800	XLON	730514486995580
16/03/2023	09:12:31	GMT	68	52.4400	XLON	730514486999382
16/03/2023	09:28:50	GMT	69	52.3600	XLON	730514487001446
16/03/2023	09:42:34	GMT	79	52.4600	XLON	730514487003002
16/03/2023	09:57:55	GMT	63	52.5600	XLON	730514487004744
16/03/2023	10:24:16	GMT	68	52.6600	XLON	730514487007263
16/03/2023	10:42:12	GMT	65	52.8400	XLON	730514487008795
16/03/2023	11:06:59	GMT	36	52.6800	XLON	730514487011060
16/03/2023	11:06:59	GMT	41	52.6800	XLON	730514487011059
16/03/2023	11:34:28	GMT	105	52.7600	XLON	730514487013785
16/03/2023	11:59:22	GMT	50	52.8600	XLON	730514487016229
16/03/2023	12:20:23	GMT	16	52.7600	XLON	730514487017986
16/03/2023	12:20:23	GMT	49	52.7600	XLON	730514487017985
16/03/2023	12:29:55	GMT	78	52.7600	XLON	730514487018797
16/03/2023	12:52:39	GMT	69	52.6400	XLON	730514487021526
16/03/2023	13:16:03	GMT	73	52.4600	XLON	730514487023771
16/03/2023	13:31:00	GMT	85	52.4200	XLON	730514487026121
16/03/2023	13:40:04	GMT	74	52.7000	XLON	730514487028906
16/03/2023	13:54:45	GMT	64	53.0000	XLON	730514487032489
16/03/2023	14:00:43	GMT	72	53.3400	XLON	730514487034089
16/03/2023	14:12:51	GMT	87	53.0200	XLON	730514487037230
16/03/2023	14:27:50	GMT	96	52.7600	XLON	730514487040372
16/03/2023	14:36:26	GMT	90	52.8800	XLON	730514487042287
16/03/2023	14:44:15	GMT	130	52.9600	XLON	730514487043793
16/03/2023	14:51:26	GMT	12	53.2000	XLON	730514487045137
16/03/2023	14:51:29	GMT	87	53.2000	XLON	730514487045147
16/03/2023	14:55:50	GMT	85	53.3800	XLON	730514487046177
16/03/2023	15:01:40	GMT	77	53.2800	XLON	730514487047459
16/03/2023	15:09:07	GMT	78	53.3200	XLON	730514487048996
16/03/2023	15:14:55	GMT	80	53.3000	XLON	730514487050092
16/03/2023	15:23:23	GMT	102	53.3800	XLON	730514487051648
16/03/2023	15:29:25	GMT	66	53.5200	XLON	730514487052613
16/03/2023	15:33:27	GMT	73	53.4800	XLON	730514487053444
16/03/2023	15:44:02	GMT	85	53.6400	XLON	730514487055369
16/03/2023	15:51:41	GMT	126	53.7400	XLON	730514487056934
16/03/2023	15:57:26	GMT	64	53.7200	XLON	730514487057868
16/03/2023	16:06:37	GMT	69	53.7400	XLON	730514487059590
16/03/2023	16:09:00	GMT	67	53.7400	XLON	730514487060012
16/03/2023	16:17:45	GMT	5	53.7000	XLON	730514487061610
16/03/2023	16:17:45	GMT	27	53.7000	XLON	730514487061611
16/03/2023	16:17:45	GMT	33	53.7000	XLON	730514487061607
16/03/2023	16:26:54	GMT	70	53.6400	XLON	730514487063677
16/03/2023	16:28:41	GMT	50	53.5800	XLON	730514487064380

Exhibit No: 99.7

20 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	17 March 2023

Aggregate number of ordinary shares purchased:	3,000

Lowest price paid per share:	£ 52.2800

Highest price paid per share:	£ 54.0400

Average price paid per share:	£ 52.8510

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,163,532 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 3,000 (ISIN: GB00BHJYC057)

Date of purchases: 17 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,000
Highest price paid (per ordinary share)	£ 54.0400
Lowest price paid (per ordinary share)	£ 52.2800
Volume weighted average price paid(per ordinary share)	£ 52.8510

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
17/03/2023	08:39:16	GMT	67	54.0400	XLON	731132962283289
17/03/2023	08:51:07	GMT	52	53.8200	XLON	731132962284911
17/03/2023	09:24:34	GMT	73	53.6800	XLON	731132962289046
17/03/2023	09:31:20	GMT	71	53.6600	XLON	731132962289695
17/03/2023	09:52:43	GMT	76	53.6400	XLON	731132962291649
17/03/2023	10:09:54	GMT	76	53.6400	XLON	731132962293803
17/03/2023	10:17:53	GMT	62	53.3200	XLON	731132962297652
17/03/2023	10:20:58	GMT	50	53.3000	XLON	731132962298116
17/03/2023	10:25:28	GMT	74	53.4000	XLON	731132962299076
17/03/2023	10:46:34	GMT	71	53.2800	XLON	731132962301205
17/03/2023	10:52:44	GMT	21	53.2200	XLON	731132962307273
17/03/2023	10:52:44	GMT	41	53.2200	XLON	731132962307255
17/03/2023	10:55:59	GMT	3	53.2200	XLON	731132962313133
17/03/2023	10:55:59	GMT	16	53.2200	XLON	731132962313210
17/03/2023	10:55:59	GMT	44	53.2200	XLON	731132962313159
17/03/2023	10:59:14	GMT	36	53.3200	XLON	731132962318347
17/03/2023	10:59:14	GMT	42	53.3200	XLON	731132962318318
17/03/2023	11:11:31	GMT	3	53.1800	XLON	731132962321247
17/03/2023	11:14:50	GMT	73	53.1000	XLON	731132962321576
17/03/2023	11:49:20	GMT	66	52.9400	XLON	731132962324680
17/03/2023	12:16:07	GMT	71	52.9400	XLON	731132962327394
17/03/2023	12:31:31	GMT	67	52.6400	XLON	731132962328920
17/03/2023	12:46:32	GMT	64	52.7200	XLON	731132962330155
17/03/2023	13:04:49	GMT	73	52.4400	XLON	731132962332038
17/03/2023	13:32:30	GMT	92	52.9000	XLON	731132962336836
17/03/2023	13:40:39	GMT	66	52.7200	XLON	731132962339277
17/03/2023	13:53:05	GMT	21	52.7800	XLON	731132962341769
17/03/2023	13:53:05	GMT	56	52.7800	XLON	731132962341770
17/03/2023	14:08:07	GMT	78	52.8600	XLON	731132962345350
17/03/2023	14:26:21	GMT	69	52.6800	XLON	731132962348940
17/03/2023	14:32:51	GMT	28	52.6200	XLON	731132962350814
17/03/2023	14:32:51	GMT	50	52.6200	XLON	731132962350813
17/03/2023	14:39:25	GMT	100	52.5000	XLON	731132962352389
17/03/2023	14:49:44	GMT	132	52.5200	XLON	731132962354816
17/03/2023	14:54:26	GMT	74	52.4800	XLON	731132962355765
17/03/2023	15:01:37	GMT	70	52.4400	XLON	731132962357066
17/03/2023	15:10:12	GMT	80	52.5000	XLON	731132962358573
17/03/2023	15:13:30	GMT	82	52.5600	XLON	731132962359087
17/03/2023	15:18:17	GMT	74	52.5800	XLON	731132962360083
17/03/2023	15:28:23	GMT	63	52.4800	XLON	731132962362266
17/03/2023	15:39:11	GMT	88	52.3000	XLON	731132962364159
17/03/2023	15:48:37	GMT	7	52.3400	XLON	731132962365818
17/03/2023	15:48:37	GMT	119	52.3400	XLON	731132962365819
17/03/2023	15:59:05	GMT	74	52.4000	XLON	731132962367632
17/03/2023	16:08:44	GMT	30	52.4000	XLON	731132962369490
17/03/2023	16:08:44	GMT	59	52.4000	XLON	731132962369491
17/03/2023	16:21:32	GMT	96	52.4000	XLON	731132962372825
17/03/2023	16:27:45	GMT	24	52.3400	XLON	731132962374628
17/03/2023	16:27:45	GMT	33	52.3400	XLON	731132962374629
17/03/2023	16:28:53	GMT	25	52.2800	XLON	731132962375008
17/03/2023	16:29:51	GMT	6	52.3000	XLON	731132962375394
17/03/2023	16:29:51	GMT	12	52.3000	XLON	731132962375393

Exhibit No: 99.8

21 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	20 March 2023

Aggregate number of ordinary shares purchased:	2,995

Lowest price paid per share:	£ 52.0200

Highest price paid per share:	£ 53.2200

Average price paid per share:	£ 52.8629

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,160,537 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 2,995 (ISIN: GB00BHJYC057)

Date of purchases: 20 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,995
Highest price paid (per ordinary share)	£ 53.2200
Lowest price paid (per ordinary share)	£ 52.0200
Volume weighted average price paid(per ordinary share)	£ 52.8629

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
20/03/2023	08:48:33	GMT	12	52.0200	XLON	732988388159425
20/03/2023	08:49:05	GMT	58	52.0600	XLON	732988388159547
20/03/2023	09:07:57	GMT	20	52.5200	XLON	732988388161946
20/03/2023	09:07:57	GMT	33	52.5200	XLON	732988388161947
20/03/2023	09:35:29	GMT	96	52.4000	XLON	732988388164995
20/03/2023	09:51:08	GMT	17	52.6200	XLON	732988388166835
20/03/2023	09:51:08	GMT	53	52.6200	XLON	732988388166836
20/03/2023	10:02:16	GMT	67	52.5400	XLON	732988388168398
20/03/2023	10:18:08	GMT	73	52.7600	XLON	732988388170617
20/03/2023	10:38:10	GMT	66	52.7000	XLON	732988388172444
20/03/2023	10:56:10	GMT	66	52.8200	XLON	732988388174768
20/03/2023	11:19:06	GMT	66	52.7000	XLON	732988388176568
20/03/2023	11:42:47	GMT	74	52.7800	XLON	732988388178290
20/03/2023	12:04:02	GMT	11	52.7800	XLON	732988388179517
20/03/2023	12:04:02	GMT	69	52.7800	XLON	732988388179518
20/03/2023	12:18:11	GMT	63	52.8000	XLON	732988388180570
20/03/2023	12:45:10	GMT	80	52.7200	XLON	732988388182691
20/03/2023	13:09:04	GMT	95	52.7200	XLON	732988388184579
20/03/2023	13:32:08	GMT	19	52.6200	XLON	732988388187438
20/03/2023	13:32:08	GMT	53	52.6200	XLON	732988388187439
20/03/2023	13:36:55	GMT	69	52.5400	XLON	732988388188996
20/03/2023	13:47:47	GMT	80	52.7000	XLON	732988388190730
20/03/2023	13:57:42	GMT	77	52.8400	XLON	732988388192493
20/03/2023	14:08:32	GMT	85	52.8600	XLON	732988388194228
20/03/2023	14:25:31	GMT	100	53.0000	XLON	732988388196372
20/03/2023	14:33:52	GMT	70	53.0200	XLON	732988388197376
20/03/2023	14:37:35	GMT	65	53.0400	XLON	732988388197879
20/03/2023	14:43:46	GMT	91	53.0600	XLON	732988388198798
20/03/2023	14:48:57	GMT	70	53.0800	XLON	732988388199478
20/03/2023	14:53:59	GMT	65	53.1200	XLON	732988388200017
20/03/2023	15:00:46	GMT	85	53.2200	XLON	732988388201070
20/03/2023	15:04:09	GMT	16	53.2000	XLON	732988388201608
20/03/2023	15:04:09	GMT	63	53.2000	XLON	732988388201609
20/03/2023	15:15:21	GMT	117	53.1600	XLON	732988388203056
20/03/2023	15:21:46	GMT	62	53.0800	XLON	732988388203866
20/03/2023	15:26:04	GMT	47	53.0600	XLON	732988388204409
20/03/2023	15:30:54	GMT	72	53.1000	XLON	732988388204870
20/03/2023	15:34:48	GMT	80	53.0200	XLON	732988388205283
20/03/2023	15:43:03	GMT	67	53.0000	XLON	732988388206269
20/03/2023	15:52:20	GMT	88	53.0800	XLON	732988388207511
20/03/2023	15:56:38	GMT	69	53.0600	XLON	732988388207988
20/03/2023	16:04:08	GMT	63	53.0200	XLON	732988388209212
20/03/2023	16:07:18	GMT	64	52.9600	XLON	732988388209525
20/03/2023	16:16:08	GMT	67	52.9000	XLON	732988388211422
20/03/2023	16:24:41	GMT	28	52.8400	XLON	732988388212680
20/03/2023	16:24:45	GMT	43	52.8400	XLON	732988388212681
20/03/2023	16:28:13	GMT	15	52.8200	XLON	732988388213607
20/03/2023	16:29:46	GMT	65	52.8400	XLON	732988388213946
20/03/2023	16:29:48	GMT	21	52.8400	XLON	732988388213950

Exhibit No: 99.9

22 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	21 March 2023

Aggregate number of ordinary shares purchased:	2,973

Lowest price paid per share:	£ 53.2600

Highest price paid per share:	£ 54.0600

Average price paid per share:	£ 53.7614

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,157,564 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 2,973 (ISIN: GB00BHJYC057)

Date of purchases: 21 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,973
Highest price paid (per ordinary share)	£ 54.0600
Lowest price paid (per ordinary share)	£ 53.2600
Volume weighted average price paid(per ordinary share)	£ 53.7614

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
21/03/2023	08:20:27	GMT	64	53.2600	XLON	733606863442614
21/03/2023	08:34:49	GMT	57	53.3000	XLON	733606863444776
21/03/2023	09:02:14	GMT	100	53.3400	XLON	733606863448292
21/03/2023	09:14:15	GMT	65	53.3600	XLON	733606863450118
21/03/2023	09:25:57	GMT	16	53.4400	XLON	733606863451590
21/03/2023	09:25:57	GMT	80	53.4400	XLON	733606863451591
21/03/2023	09:45:04	GMT	104	53.3600	XLON	733606863453367
21/03/2023	10:19:10	GMT	78	53.4400	XLON	733606863456102
21/03/2023	10:31:16	GMT	63	53.5000	XLON	733606863457261
21/03/2023	10:46:43	GMT	6	53.4600	XLON	733606863458457
21/03/2023	10:46:43	GMT	62	53.4600	XLON	733606863458456
21/03/2023	11:15:34	GMT	75	53.4800	XLON	733606863460564
21/03/2023	11:57:08	GMT	100	53.8000	XLON	733606863463086
21/03/2023	12:14:41	GMT	71	53.7400	XLON	733606863464245
21/03/2023	12:40:03	GMT	77	53.6600	XLON	733606863465504
21/03/2023	12:56:54	GMT	73	53.8000	XLON	733606863466464
21/03/2023	13:21:03	GMT	31	53.7200	XLON	733606863467857
21/03/2023	13:21:03	GMT	42	53.7200	XLON	733606863467856
21/03/2023	13:32:12	GMT	76	53.7800	XLON	733606863469521
21/03/2023	13:41:57	GMT	13	53.8600	XLON	733606863471317
21/03/2023	13:41:57	GMT	15	53.8600	XLON	733606863471315
21/03/2023	13:41:57	GMT	37	53.8600	XLON	733606863471316
21/03/2023	13:49:39	GMT	68	53.9400	XLON	733606863472664
21/03/2023	13:59:54	GMT	65	54.0200	XLON	733606863474714
21/03/2023	14:10:25	GMT	75	54.0600	XLON	733606863476911
21/03/2023	14:21:35	GMT	63	53.9800	XLON	733606863478859
21/03/2023	14:32:26	GMT	66	53.9400	XLON	733606863480705
21/03/2023	14:37:04	GMT	66	53.8600	XLON	733606863481251
21/03/2023	14:40:05	GMT	64	53.9200	XLON	733606863481604
21/03/2023	14:51:37	GMT	144	53.9600	XLON	733606863483086
21/03/2023	14:58:03	GMT	51	53.8400	XLON	733606863483920
21/03/2023	15:01:44	GMT	24	53.9000	XLON	733606863484513
21/03/2023	15:01:44	GMT	46	53.9000	XLON	733606863484514
21/03/2023	15:07:30	GMT	81	53.8600	XLON	733606863485249
21/03/2023	15:16:17	GMT	105	53.9400	XLON	733606863486705
21/03/2023	15:21:42	GMT	71	53.8800	XLON	733606863487382
21/03/2023	15:28:26	GMT	89	53.9000	XLON	733606863488330
21/03/2023	15:38:30	GMT	87	53.9200	XLON	733606863489576
21/03/2023	15:44:22	GMT	62	53.8400	XLON	733606863490547
21/03/2023	15:51:27	GMT	92	53.8400	XLON	733606863491368
21/03/2023	15:58:15	GMT	66	53.9000	XLON	733606863492145
21/03/2023	16:11:54	GMT	99	53.9800	XLON	733606863493923
21/03/2023	16:20:55	GMT	11	53.9800	XLON	733606863495325
21/03/2023	16:20:56	GMT	77	53.9800	XLON	733606863495326
21/03/2023	16:26:48	GMT	3	53.9800	XLON	733606863496985
21/03/2023	16:29:29	GMT	93	53.9800	XLON	733606863497555

Exhibit No: 99.10

23 March 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 March 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	22 March 2023

Aggregate number of ordinary shares purchased:	3,000

Lowest price paid per share:	£ 53.4200

Highest price paid per share:	£ 53.7000

Average price paid per share:	£ 53.5385

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 175,154,564 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 3,000 (ISIN: GB00BHJYC057)

Date of purchases: 22 March 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,000
Highest price paid (per ordinary share)	£ 53.7000
Lowest price paid (per ordinary share)	£ 53.4200
Volume weighted average price paid(per ordinary share)	£ 53.5385

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
22/03/2023	08:15:35	GMT	73	53.6000	XLON	734225338732086
22/03/2023	08:43:18	GMT	53	53.5000	XLON	734225338735362
22/03/2023	08:50:11	GMT	95	53.5400	XLON	734225338736016
22/03/2023	09:05:31	GMT	70	53.5200	XLON	734225338737707
22/03/2023	09:26:00	GMT	88	53.6000	XLON	734225338739352
22/03/2023	09:39:01	GMT	77	53.5600	XLON	734225338740597
22/03/2023	10:00:04	GMT	63	53.6400	XLON	734225338742281
22/03/2023	10:24:39	GMT	87	53.6800	XLON	734225338744062
22/03/2023	10:43:53	GMT	43	53.6600	XLON	734225338744987
22/03/2023	10:54:38	GMT	65	53.7000	XLON	734225338745756
22/03/2023	11:36:59	GMT	73	53.6200	XLON	734225338747814
22/03/2023	11:36:59	GMT	110	53.6200	XLON	734225338747813
22/03/2023	12:17:44	GMT	79	53.5000	XLON	734225338750178
22/03/2023	12:32:13	GMT	69	53.4400	XLON	734225338751019
22/03/2023	12:56:14	GMT	83	53.5200	XLON	734225338751950
22/03/2023	13:14:45	GMT	69	53.4800	XLON	734225338752809
22/03/2023	13:32:22	GMT	11	53.4200	XLON	734225338754526
22/03/2023	13:32:22	GMT	75	53.4200	XLON	734225338754525
22/03/2023	13:45:00	GMT	42	53.5000	XLON	734225338756220
22/03/2023	13:45:00	GMT	44	53.5000	XLON	734225338756221
22/03/2023	13:58:24	GMT	82	53.4800	XLON	734225338757573
22/03/2023	14:11:08	GMT	35	53.4800	XLON	734225338758876
22/03/2023	14:11:08	GMT	51	53.4800	XLON	734225338758877
22/03/2023	14:27:49	GMT	79	53.5000	XLON	734225338760694
22/03/2023	14:35:14	GMT	115	53.4800	XLON	734225338761607
22/03/2023	14:41:20	GMT	69	53.5600	XLON	734225338762131
22/03/2023	14:49:24	GMT	69	53.5200	XLON	734225338762898
22/03/2023	14:56:43	GMT	82	53.5200	XLON	734225338763683
22/03/2023	15:00:55	GMT	69	53.5200	XLON	734225338764153
22/03/2023	15:06:10	GMT	67	53.5200	XLON	734225338764658
22/03/2023	15:12:50	GMT	71	53.5600	XLON	734225338765330
22/03/2023	15:19:46	GMT	92	53.4800	XLON	734225338765961
22/03/2023	15:27:25	GMT	65	53.5400	XLON	734225338767068
22/03/2023	15:36:37	GMT	9	53.5400	XLON	734225338767996
22/03/2023	15:38:28	GMT	79	53.5400	XLON	734225338768181
22/03/2023	15:43:06	GMT	68	53.5200	XLON	734225338768564
22/03/2023	15:58:10	GMT	156	53.5800	XLON	734225338770122
22/03/2023	16:04:02	GMT	85	53.5800	XLON	734225338771150
22/03/2023	16:09:35	GMT	17	53.5600	XLON	734225338771963
22/03/2023	16:09:35	GMT	69	53.5600	XLON	734225338771962
22/03/2023	16:22:17	GMT	47	53.5000	XLON	734225338773824
22/03/2023	16:22:17	GMT	51	53.5000	XLON	734225338773825
22/03/2023	16:27:15	GMT	78	53.4600	XLON	734225338774861
22/03/2023	16:29:56	GMT	26	53.4400	XLON	734225338775456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	24 March 2023